Exhibit No. 2.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of January 26, 2009 by and between Regis Corporation, a Minnesota corporation (“Seller”), Trade Secret, Inc., a Colorado corporation (the “Company”), and Premier Salons Beauty Inc., a Delaware corporation (“Buyer”).

WHEREAS, Seller owns all of the issued and outstanding shares of Capital Stock of the Company (the “Company Shares”) and the Company owns, directly or indirectly, all the issued and outstanding shares of PureBeauty, Inc. and BeautyFirst, Inc. (the “Subsidiary Shares,” and together with the Company Shares shall be referred to herein as the “Shares”).

WHEREAS, on the terms and conditions set forth in this Agreement, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares, and (ii) Buyer and Seller desire to enter into the Security Agreement and the Services Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings contained herein and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1                                 Definitions.  For the purposes of this Agreement, the following terms have the meanings set forth below:

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person.  For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and such “control” will be presumed if any Person owns 10% or more of the voting capital stock or other ownership interests, directly or indirectly, of any other Person.

“Applicable Rate” means the prime rate of interest as published from time to time in The Wall Street Journal.

“Bank Agreements” means all of the following, in each case as amended to date: (i) the Term Loan Agreement dated October 3, 2008 among the Seller and the Lenders named therein; (ii) the Fourth Amended and Restated Credit Agreement dated July 12, 2007 among the Seller and the Lenders named therein; (iii) the Master Note Purchase Agreement dated as of March 15, 2005, between Seller and the Purchasers named therein; (iv) the Amended and Restated Private Shelf Agreement dated as of October 3, 2000 between Seller, The Prudential Insurance Company of America and certain other parties; (v) the Note Purchase Agreement dated as of March 1, 2002 between Seller and the Purchasers named therein; and (vi) all promissory notes, guaranties and other documents evidencing or supporting any of the indebtedness incurred pursuant to the agreements set forth in clauses (i) though (v) above.

“Buyer Parties” means Buyer, Trade Secret Beauty Stores Inc., Trade Secret Exclusive Stores Inc., Trade Secret Luxury Stores Inc. (and, after the Closing, the Company and its Subsidiaries, but excluding Seller and its Affiliates) and their respective stockholders, officers, directors, employees, agents, partners, members, representatives, successors and assigns.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation and any and all ownership interests in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests and beneficial interests, and any and all warrants, options or rights to purchase any of the foregoing.

“Cash Addback” means, for the Company and its Subsidiaries, the sum of: (i) cash held by the Company and its Subsidiaries as of Closing, plus (ii) rent paid prior to Closing with respect to the Company and its Subsidiaries for any period (or portion thereof) after Closing (which shall not be deemed to include security deposits); plus (iii) amounts collected by Buyer after Closing in respect of Pre-Closing Receivables.

“Closing CAL” has the meaning set forth in Section 2.3(b).

“Closing Indebtedness” has the meaning set forth in Section 2.3(b).

“Code” means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

“Company” means Trade Secret, Inc., a wholly owned subsidiary of Seller.

“Company Subsidiaries” means BeautyFirst, Inc. and PureBeauty, Inc.

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, services or research or development of the Company or its Subsidiaries or their respective suppliers, distributors, customers, independent contractors or other business relations.  Confidential Information includes the following:  (i) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures); (ii) identities of, individual requirements of, specific contractual arrangements with, and other confidential or proprietary information about, the Company’s or any of its Subsidiaries’ suppliers, distributors, customers, independent contractors or other business relations and their confidential or proprietary information; (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, research, records, reports, manuals, documentation, models, data and data bases relating thereto; and (iv) inventions, innovations, improvements, developments, designs, analyses, software architectures, drawings, reports and all similar or related information (whether or not patentable and whether or not reduced to practice).

“Covered Accrued Liabilities” means all vacation pay, payroll, payroll taxes, utilities, janitorial costs, insurance premiums, commissions payable and other liabilities of the Company and its Subsidiaries, but in each case only those that both (i) relate to the period prior to Closing, and (ii) are costs or liabilities of which the Company has Knowledge as of the Closing Date.

“Covered Headquarter Liabilities” means the actual severance amounts paid to any employees set forth on the attached Head Office Employee Schedule that are terminated within ninety (90) days after Closing (as long as (i) Seller is given at least twenty (20) days advance written notice of such terminations and given an opportunity to offer employment to such individuals as Seller may determine in its sole discretion, if any, and (ii) such severance amounts are not greater than they would have been if the individuals were terminated on the date of Closing (other than due to their increased service time)).

“Covered Liabilities” means Covered Accrued Liabilities, Covered Headquarter Liabilities and Covered Special Liabilities.

“Covered Special Liabilities” means (i) any Losses imposed against any Buyer Party by a court, governmental body or arbitrator or any settlement amount consented to by Seller relating to or arising from any Existing Litigation, (ii) any amounts actually paid to the landlord by Buyer or its Affiliates to terminate the lease for the BeautyFirst headquarter offices in Wichita, Kansas, and (iii) any amounts actually paid by Buyer or its Affiliates under the existing BeautyFirst-related equipment lease with Farnam Street.

“Dollar” or “$” means a United Stated dollar.

“Encumbrance” means any lien, charge, security interest, community property interest, claim, pledge, Tax, option, warrant, right, contract, call, commitment, equity, demand, proxy, voting agreement, restriction on transfer (other than restrictions on transfer under the Securities Act and applicable state securities laws) or other encumbrance or restriction of any kind.

“Existing Litigation” means lawsuit, action, order, or proceeding against the Company or its Subsidiaries or their directors, officers or employees (in their role as such), pending before any court, governmental body, arbitrator or mediator on the Closing Date.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Guaranty” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon the debt, obligation or other liability of any other Person (other than by endorsements of instruments in the ordinary course of collection), or guaranties of the payment of dividends or other distributions upon the shares of any other Person.

“Indebtedness” means, with respect to any Person at any date, without duplication, all obligations of such Person for borrowed money or in respect of loans or advances, including all obligations of such Person evidenced by bonds, debentures, letters of credit, notes or other similar debt securities (and all accrued interest, prepayment premiums or penalties related to any of the foregoing).

“knowledge of the Seller,” “knowledge of the Company,” “Company’s knowledge” or “Seller’s knowledge” or similar phrase means the actual knowledge of Eric Bakken, Mark Fosland and Randy Pearce, after making reasonable inquiry with respect to the particular matter in question.

“Lien” means any mortgage, pledge, lien, security interest, security agreement or other encumbrance of any kind or nature whatsoever.

“Losses” means any loss, liability, cause of action, cost, damage, penalty, Tax, fine or expense, whether or not arising out of third-party claims (including interest, penalties, reasonable attorneys’ fees and expenses and all reasonable amounts paid in defense or settlement, of any of the foregoing).

“Material Adverse Effect” means a material and adverse effect or development upon the business, operations, assets, liabilities, financial condition, operating results, cash flow or employee, customer or supplier relations of the Company and its Subsidiaries taken as a whole.

“Options” shall mean all options, warrants, plans, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments to issue, sell or otherwise cause to become outstanding any Capital Stock, whether or not vested or exercisable in accordance with their terms and conditions.

“Permitted Liens” means (i) Liens that are set forth on the Permitted Liens Schedule attached hereto, (ii) Liens for Taxes not delinquent or the validity of which are being contested in good faith by appropriate proceedings, (iii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business for amounts which are not due and payable, (iv) Liens arising from zoning ordinances which are not material to the Company’s or its Subsidiaries’ business as currently conducted thereon, or (v) Liens in favour of Buyer or its Affiliates.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or governmental entity (whether foreign, federal, state, county, city or otherwise and including any instrumentality, division, agency or department thereof).

“Pre-Closing Receivables” means any accounts receivable of the Company or any of its Subsidiaries that exist as of Closing (or that arise after closing for sales or transactions occurring prior to Closing).

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal law then in force.

“Security Agreement” means the security agreement delivered by Buyer at Closing, in the form attached as Exhibit A to the Services Agreement.

“Seller Parties” means (i) during the period prior to Closing, each of Seller, the Company, the Company’s Subsidiaries and their respective Affiliates, and (ii) from and after Closing, the Seller and its Affiliates.

“Services Agreement” means the Transition Services Agreement between Buyer and Seller in substantially the form attached hereto as Exhibit A.

“Split-Cost Losses” means any amounts paid or owed by Seller or its Affiliates to counterparty under a store lease for the salons listed on the Split-Cost Losses Schedule, whether under any guaranty thereof or otherwise, in each case that is for rent, liquidated damages (if specified in the lease) or other payments due because the lease is terminated in connection with Buyer closing the applicable store during such lease’s currently existing primary term.  For the avoidance of doubt, the parties agree that Split-Cost Losses do not include any amounts paid or owed with respect to (i) any period prior to the effective date of the termination, (ii) any extension, renewal, replacement lease, optional term or other period beyond the currently effective primary term of the current lease, or (iii) any breach of a lease.

“Statement Cash Addback” has the meaning set forth in Section 3.2(b).

“Statement CSL” has the meaning set forth in Section 3.2(b).

“Statement Payment Amount” means the amount (either positive or negative) determined by subtracting (i) the amount of Statement Cash Addback, from (ii) the sum of Closing Indebtedness plus the Closing CAL plus the Statement CSL.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) if a corporation, at least 50% of the total voting power of shares of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association, joint venture or other business entity, at least 50% of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Unpaid Receivables” means any Pre-Closing Receivables that remain unpaid after the Closing Statement Date (or that for some other reason are not included in the Statement Cash Addback)

ARTICLE II
PURCHASE AND SALE OF THE SHARES

2.1                                 Basic Transaction.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall purchase from Seller, and Seller shall sell, convey, assign, transfer and deliver to Buyer, the Shares, free and clear of all Encumbrances.  The parties agree to discuss with each other in good faith whether an alternative structure they have been considering (whereby the Seller would sell the Company Shares to Buyer, and the applicable owners of the Subsidiary Shares would sell the Subsidiary Shares to Buyer) is acceptable to each party in its sole discretion.  For the avoidance of doubt, the parties acknowledge and agree that (a) no such alternative structure shall be used or applicable unless agreed in writing by all of the parties in an amendment to this Agreement, and (b) no party is under any obligation to agree to any such alternative structure.

2.2                                 Closing Transactions.

(a)                                  Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Seller or at such other place as is mutually agreeable to Buyer and the Seller, at 10:00 a.m. local time on February 15, 2009 (or such other date agreed by the Seller and the Buyer), or, if any of the conditions to Closing set forth in Article III have not been satisfied or waived by the party entitled to the benefit thereof on or prior to such date, on the second business day following satisfaction or waiver of such conditions (the “Closing Date”).

(b)                                 Closing Deliveries.  At the Closing: (i) Buyer shall pay to Seller three dollars ($3.00) in cash by means of a check, (ii) Buyer and Seller shall execute and deliver the Security Agreement and the Services Agreement; and (iii) Seller shall deliver to Buyer the certificate(s) representing the Shares, duly endorsed in blank or accompanied by duly executed stock power(s), with appropriate transfer stamps (if any) affixed thereto.

2.3                                 Purchase Price.

(a)                                  General.  The aggregate purchase price (the “Purchase Price”) for the Shares sold pursuant to this Agreement shall be three dollars ($3.00).  Following Closing, the Seller and the Buyer may be required to make other cash payments to each other in accordance with the other provisions of this Section 2.3.  Any such payments shall be deemed adjustments to the Purchase Price.

(b)                                 Closing Statement Process.  Within ninety (90) days following the Closing Date, Seller shall deliver (the date of such delivery, the “Closing Statement Date”) to Buyer a statement (in its final and binding form as determined below, the “Closing Statement”) setting forth (i) the amount of Indebtedness of the Company and its Subsidiaries as of Closing, if any (the “Closing Indebtedness”), (ii) the amount of Covered Accrued Liabilities as of Closing (the “Closing CAL”), (iii) the amount of Cash Addback as of the Closing Statement Date (the “Statement Cash Addback”), (iv) the amount of any Covered Special Liabilities that have been finally determined as of the Closing Statement Date (the “Statement CSL”), and (v) the Statement Payment Amount.  The Closing Statement shall include any adjustments required by Section 2.3(h), if any.  The Buyer shall cooperate as reasonably requested in connection with the preparation of the Closing Statement.  During the 30-day period immediately following Buyer’s receipt of the Closing Statement, Buyer shall be permitted to review Seller’s books and working papers related to the preparation of the Closing Statement and determination of the amounts therein.  The Closing Statement shall become final and binding upon the parties sixty (60) days following Buyer’s receipt thereof, unless Buyer shall give written notice of its disagreement (a “Notice of Disagreement”) to Seller prior to such date.  Any Notice of Disagreement shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted.  If a timely Notice of Disagreement is received by Seller, then the Closing Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earliest of (x) the date the parties resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (y) the date all matters in dispute are finally resolved in writing pursuant to Section 9.11.  During the twenty (20) days following delivery of a Notice of Disagreement, Buyer and Seller shall seek in good faith to resolve in writing any differences which they may have with respect to the matters specified in the Notice of Disagreement.  Following delivery of a Notice of Disagreement, Seller and its agents and representatives shall be permitted to review Buyer’s and its representatives’ working papers relating to the Notice of Disagreement.  If, at the end of the 20-day period referred to above, the matters in dispute have not been fully resolved, then the parties shall submit the matter for arbitration under Section 9.11 (with only such matters that remain in dispute being subject to the arbitration).  In resolving any matters in dispute, the arbitrator may not assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand.  The arbitrator’s determination will be based solely on presentations by Buyer and Seller which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review).

(c)                                  Statement Payment. If the Statement Payment Amount determined pursuant to Section 2.3(c) is positive (meaning that the sum of Closing Indebtedness plus the Closing CAL plus the Statement CSL is greater than the amount of Statement Cash Addback), then within ten (10) days after the Closing Statement is finalized Seller shall pay to Buyer an amount in cash equal to the Statement Payment Amount.  If the Statement Payment Amount determined pursuant to Section 2.3(c) is negative (meaning that the sum of Closing Indebtedness plus the Closing CAL plus the Statement CSL is less than the amount of Statement Cash Addback), then within ten (10) days after the Closing Statement is finalized Buyer shall pay to Seller an amount in cash equal to the absolute value of the Statement Payment Amount.

(d)                                 Pre-Closing Receivables.  Any amounts received by Buyer or its Affiliates with respect to the Unpaid Receivables shall be promptly paid over to Seller by Buyer in cash (without any reduction or offset).  Buyer hereby agrees to use (and to cause its Affiliates to use) reasonable commercial efforts to collect all Pre-Closing Receivables and will, in any event, use at least as great of efforts to collect them as Buyer uses to collect its own receivables.  Buyer shall not be required to commence legal proceedings in order to collect Pre-Closing Receivables. Buyer hereby agrees not to settle or compromise any Pre-Closing Receivable, or permit it to be settled, for less than its full amount (including by way of any credit, rebate, setoff or otherwise) without the prior written consent of Seller.  If requested by Seller at any time, Buyer shall allow Seller to seek collection of the Pre-Closing Receivables on behalf of the Company and its Subsidiaries in such manner as Seller shall reasonably determine and Buyer shall provide Seller access to, and copies of (at Seller’s expense) relevant invoices and documentation in such efforts if and to the extent requested by Seller.  Seller shall reimburse Buyer for any reasonable out-of-pocket costs actually incurred by Buyer in collecting Pre-Closing Receivables; provided, that Buyer shall not incur any such costs without getting the prior written approval of Seller to do so (and, if the Seller wishes, shall allow Seller to collect them instead).

(e)                                  Covered Headquarter Liabilities.  Within one hundred twenty (120) days following the Closing Date, Buyer shall deliver to Seller a statement (in its final and binding form as determined below, the “Headquarter Statement”) setting forth the amount of the Covered Headquarter Liabilities, if any. The Headquarter Statement shall include any adjustments required by Section 2.3(h), if any. During the 30-day period immediately following Seller’s receipt of the Headquarter Statement, Seller shall be permitted to review Buyer’s books and working papers related to the preparation of the Headquarter Statement and determination of the amounts therein.  The Headquarter Statement shall become final and binding upon the parties thirty (30) days following Seller’s receipt thereof, unless Seller shall give a Notice of Disagreement to Buyer prior to such date.  Any Notice of Disagreement shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted.  If a timely Notice of Disagreement is received by Buyer, then the Headquarter Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earliest of (x) the date the parties resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (y) the date all matters in dispute are finally resolved in writing pursuant to Section 9.11.  During the twenty (20) days following delivery of a Notice of Disagreement, Buyer and Seller shall seek in good faith to resolve in writing any differences which they may have with respect to the matters specified in the Notice of Disagreement.  Following delivery of a Notice of Disagreement, Buyer and its agents and representatives shall be permitted to review Seller’s and its representatives’ working papers relating to the Notice of Disagreement.  If, at the end of the 20-day period referred to above, the matters in dispute have not been fully resolved, then the parties shall submit the matter for arbitration under Section 9.11 (with only such matters that remain in dispute being subject to the arbitration). In resolving any matters in dispute, the arbitrator may not assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand.  The arbitrator’s determination will be based solely on presentations by Buyer and Seller which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review).  Within ten (10) days after the Headquarter Statement is finalized pursuant to this Section, Seller shall pay to Buyer an amount in cash equal to the Covered Headquarter Liability.

(f)                                    Pre-Closing Receivables.  If after the Closing Statement Date any amount of Cash Addback arises under clause (iii) of the definition thereof, then Buyer shall within ten (10) days after receipt thereof pay such amount in cash over to Seller (without any reduction or offset).

(g)                                 Other Covered Special Liabilities.  If any Covered Special Liabilities arise after the Closing Statement Date, such amounts shall be addressed solely by indemnification as provided in Section 8.2(a)(ii).

(h)                                 Adjustment to Amounts Payable.  With respect to any amount payable after Closing pursuant to this Section 2.3, the parties shall make appropriate adjustments for tax benefits actually realized (such as deductions available to Buyer or its Affiliates due to the severance included in the Covered Headquarter Liability), and insurance coverage actually received.  In the event that any such tax benefit or insurance proceeds are realized subsequent to the payment hereunder in respect of such matter, appropriate refunds shall be made promptly regarding the amount of such payment.

ARTICLE III
CONDITIONS TO CLOSING

3.1                                 Conditions to Buyer’s Obligations.  The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions on or prior to the Closing Date:

(a)                                  (i)                                     Subject to clause (ii), below, the representations and warranties in Article V hereof that are subject to materiality qualifications shall be true and correct in all respects at and as of the Closing and the representations and warranties contained in Article V hereof that are not subject to materiality qualifications shall be, solely for purposes of this condition, true and correct in all material respects at and as of the Closing, in each case as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties, and the Seller Parties shall have performed in all material respects all of the covenants and agreements required to be performed by them hereunder prior to the Closing;

(ii)                                  If a representation and warranty in Section 5.3(b) is not true or correct in all respects, it shall nevertheless, solely for the purposes of this condition, be deemed to be true and correct unless the inaccuracy in such representation and warranty could reasonably be expected to have a Material Adverse Effect;

(iii)                               Nothing in clauses (i) or (ii) above is intended to modify any representation or warranties in Article V for purposes of determining whether a breach thereof has occurred under Section 8.2(a).

(b)                                 No suit, action or other proceeding shall be pending or threatened before any court or governmental or regulatory official, body or authority or any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge could reasonably be expected to (i) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby, or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation;

(c)                                  The parties shall have received or obtained all federal, state, local and foreign governmental and regulatory consents, approvals, licenses and authorizations that are necessary for the consummation of the transactions contemplated hereby (collectively, the “Governmental Approvals”) and all material third party approvals or consents (except consents from landlords) that are necessary to actually sell the Shares as contemplated hereby; and

(d)                                 Seller shall have executed and delivered the Services Agreement and the Security Agreement.

All proceedings to be taken by the Seller Parties in connection with the consummation of the transactions contemplated hereby and all certificates, instruments and other documents required to be delivered by them to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Buyer.  Any condition specified in this Section 3.1 may be waived by Buyer if such waiver is set forth in a writing duly executed by Buyer.

3.2                                 Conditions to the Seller’s Obligations.  The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(a)                                  The representations and warranties made in Article VI hereof shall be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties, and Buyer shall have performed in all material respects all the covenants and agreements required to be performed by it hereunder prior to the Closing;

(b)                                 No suit, action or other proceeding shall be pending or threatened before any court or governmental or regulatory official, body or authority or any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge could reasonably be expected to (i) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, and no such injunction, judgment, order, decree or ruling shall be in effect;

(c)                                  The Seller Parties shall have received or obtained all third-party consents (except consents from landlords) and approvals that it deems necessary for the consummation of the transactions contemplated hereby, in each case on terms and conditions satisfactory to Seller, including any such consents required under the Bank Agreements, if any (which shall be deemed not to include consents under any leases or contracts (other than a contractual obligation that Seller determines would actually block the sale of the Shares, as opposed to merely giving rise to other remedies));

(d)                                 The parties shall have received or obtained the Governmental Approvals; and

(e)                                  Buyer shall have executed and delivered the Services Agreement and the Security Agreement.

All proceedings to be taken by Buyer in connection with the consummation of the transactions contemplated hereby and all documents required to be delivered by Buyer to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Seller.  Any condition specified in this Section 3.2 may be waived if such waiver is set forth in a writing duly executed by Seller.

ARTICLE IV

COVENANTS PRIOR TO CLOSING

Each of the parties agrees as follows with respect to the period between the date of this Agreement and the Closing:

4.1                                 General.  Subject to the terms of this Agreement, each party shall use reasonable commercial efforts to take all actions and do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the conditions set forth in Article III above).  Without limiting the foregoing, each of the parties shall execute and deliver all agreements and other documents required to be delivered by or on behalf of such party or any of its Subsidiaries under Article III above.

4.2                                 Third-Party Notices and Consents.  The Seller Parties shall use reasonable commercial efforts to (a) give all required notices to third parties and (b) obtain all third-party approvals in connection with the matters contemplated by this Agreement for any instrument, contract, lease, license or other agreement requiring any such notice or consent; provided, that Seller shall not be obligated to seek consents under any leases or contracts (other than a contractual obligation that would prohibit the sale of the Shares).  Buyer shall cooperate with the Seller Parties and Buyer shall use reasonable commercial efforts to assist Seller Parties in obtaining such third-party approvals, including the provision of reasonable information to contractual counterparties.

4.3                                 Governmental Notices and Consents.  Each of the parties shall give any notices to, make any filings with, and use reasonable best efforts to obtain, any material authorizations, consents and approvals of all federal, state, local and foreign governments and governmental agencies in connection with the matters contemplated by this Agreement.

4.4                                 Access.  The Seller Parties shall afford, and cause its officers to afford, to Buyer and its accounting and legal representatives, reasonable access upon request at reasonable times and during normal business hours, upon reasonable notice, to the Company’s and its Subsidiaries’ business, financial, legal, tax, compensation and other data and information concerning the Company’s and its Subsidiaries’ affairs and operations.  The Company shall use commercially reasonable efforts to provide information to Buyer, as and when reasonably requested, concerning the status of the operations, finances and affairs of the Company and its

Subsidiaries.  Any requests by Buyer for such access shall be made solely to Randy Pearce or Eric Bakken unless otherwise consented to by either such individual in writing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES CONCERNING

THE COMPANY, ITS SUBSIDIARIES AND THE SELLER

As an inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, the Seller hereby represents and warrants to Buyer that as of the Closing Date:

5.1                                 Corporate Organization.  The Company is a corporation duly organized, validly existing and in good standing under the laws of its State of incorporation and is qualified to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify, except where the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect.

5.2                                 Capital Stock and Related Matters; Title to Shares.  All shares of the Capital Stock of the Company are held beneficially and of record by the Seller, free and clear of all Encumbrances.  All shares of Capital Stock of the Company Subsidiaries are held beneficially and of record by the Company, directly or indirectly, free and clear of all Encumbrances.  Neither the Company, nor the Company Subsidiaries, have outstanding any stock or securities convertible or exchangeable for any shares of its Capital Stock or containing any profit participation features, nor any rights or options to subscribe for or to purchase its capital stock or any stock or securities convertible into or exchangeable for its Capital Stock or any stock appreciation rights or phantom stock plan.

5.3                                 Authorization; Noncontravention.

(a)                                  The execution, delivery and performance of this Agreement and all of the other agreements and instruments contemplated hereby to which Seller or the Company is a party have been duly authorized by the Seller and the Company, and no other act (corporate or otherwise) or other proceeding on the part of Seller, its shareholders, or the Company is necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby.  This Agreement has been duly executed and delivered by Seller and the Company and constitutes a valid and binding obligation of Seller and the Company enforceable in accordance with its terms (except as enforceability may be limited by laws relating to bankruptcy, insolvency, winding-up or other similar laws affecting the enforcement of creditors’ rights and by general principles of equity), and each of the other agreements and instruments contemplated hereby to which Seller or the Company is a party, when executed and delivered by Seller or the Company in accordance with the terms hereof and thereof, shall each constitute a valid and binding obligation of Seller or the Company, as applicable, enforceable in accordance with its respective terms (except as enforceability may be limited by laws relating to bankruptcy, insolvency, winding-up or other similar laws affecting the enforcement of creditors’ rights and by general principles of equity).  The assignments, endorsements, stock powers and other instruments of transfer delivered by

Seller to Buyer at the Closing will be sufficient to transfer the Seller’s entire interest, legal and beneficial, in the Shares.

(b)                                 The execution and delivery by Seller of this Agreement and all of the other agreements and instruments contemplated hereby to which Seller is a party and the fulfillment of and compliance with the respective terms hereof and thereof by Seller do not and shall not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), (iii) result in the creation of any Lien upon the Company’s or any of its Subsidiaries’ Capital Stock or assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any court or administrative or governmental body or agency pursuant to the Company’s or any of its Subsidiaries’ charter documents, bylaws or other constituent documents, or any law, statute, rule or regulation to which the Company or any of its Subsidiaries or the Seller is subject, or any material agreement, instrument, license, permit, order, judgment or decree to which the Company or Seller is subject; provided, that Seller makes no such representation as to whether change-of-control consents are required under store leases or other contracts of the Company or its Subsidiaries (other than a contractual obligation that would prohibit the sale of the Shares or completion of the transactions contemplated hereby).

5.4                                 Subsidiaries.  The attached Subsidiary Schedule correctly sets forth the name of each Subsidiary of the Company, the jurisdiction of its organization and the Persons owning the outstanding Capital Stock of such Subsidiary.  Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and possesses all requisite corporate power and corporate authority necessary to own its properties and to carry on its businesses as now being conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business requires it to qualify, except where the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries owns or holds the right to acquire any Capital Stock or any other security or interest in any other Person or has any obligation to make any investment in any Person.

5.5                                 Contracts and Commitments.

(a)                                  Except as expressly contemplated by this Agreement or as set forth on the attached Contracts Schedule, and other than franchise agreements and store lease agreements (which the parties agree need not be listed on the Contracts Schedule) neither the Company nor any of its Subsidiaries is a party to or bound by any written or oral:

(i)                                     Contract with any vendor involving annual consideration in the aggregate in excess of $100,000.

(ii)                                  Contract with any customer involving annual consideration in the aggregate in excess of $200,000.

(iii)                               pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for compensation (including any bonuses or other remuneration and whether in cash or otherwise), to employees, former employees or consultants, or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any labor union, or severance agreements, programs, policies or arrangements;

(iv)                              contract relating to (A) loans to officers, directors or Affiliates (other than inter-company debt among the Company and a Subsidiary or between Subsidiaries of the Company), or (B) employment of (or consulting arrangement with) any executive officer or any other employee or consultant earning more than $150,000 per year;

(v)                                 contract under which the Company or any of its Subsidiaries has advanced or loaned any other Person amounts in the aggregate exceeding $100,000;

(vi)                              agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or group of assets of the Company or any of its Subsidiaries;

(vii)                           Guaranty;

(viii)                        lease or agreement under which the Company or any of its Subsidiaries is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $200,000;

(ix)                                contracts or agreements which involve any exclusivity, requirements clauses or similar right or obligation of any party thereto (including without limitation territorial exclusivity);

(x)                                   agreement with a term of more than six months which is not terminable by the Company or any of its Subsidiaries upon less than thirty (30) days’ notice without penalty and involves a consideration in excess of $100,000 annually;

(xi)                                contract or agreement prohibiting the Company or the Company Subsidiaries from freely engaging in any business or competing anywhere in the world; or

(xii)                             any other agreement which is material to its operations and business prospects or involves a consideration in excess of $100,000 annually.

(b)                                 To the knowledge of the Company, each of the Company and its Subsidiaries has performed all obligations required to be performed by it in all material respects and is not in material default under or in material breach of nor in receipt of any claim of default or breach under any contract set forth on the Contracts Schedule.

5.6                                 Brokerage.  Except as set forth on the attached Brokerage Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon Seller, the Company or any of its Subsidiaries and any fees, costs or other expenses of any such Person set forth on the Brokerage Schedule will be borne solely by Seller.

5.7                                 Governmental Authorities and Consents.  No permit, consent, approval or authorization of, or declaration to or filing with, any governmental or regulatory authority or any other Person is required in connection with the execution, delivery or performance of this Agreement, the Security Agreement and the Services Agreement by Seller or the consummation by Seller of the transactions contemplated hereby and thereby, in each case where the failure to obtain the same could reasonably be expected to have a Material Adverse Effect.

5.8                                 Litigation.  There are no actions, suits, proceedings, orders or investigations pending or, to Seller’s knowledge, threatened against or affecting Seller, at law or in equity, or before or by any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency, instrumentality, court, arbitrator or mediator, domestic or foreign, in each case which prohibit (or seek to prohibit) the consummation of the transactions contemplated by this Agreement, the Security Agreement or the Services Agreement.

5.9                                 Taxes.

(a)                                  The Company and the Subsidiaries have filed all Tax Returns that they were required to file and each affiliated group of which Seller, Company and Subsidiaries are or have been members (“Affiliated Group”) has filed all Tax Returns that it was required to file for each taxable period during which any of Company and its Subsidiaries was a member of the group. All such Tax Returns were correct and complete in all material respects.  All Taxes owed by the Company, the Subsidiaries have been paid (or will be timely paid) and all Taxes owed by any Affiliated Group (whether or not shown on any Tax Return) have been paid (or will be timely paid) for each taxable period during which any of Company and its Subsidiaries was a member of the group.

(b)                                 Neither the Company, the Subsidiaries or any Affiliated Group of which they were members are currently undergoing an income Tax audit.  There is no dispute or claim concerning any income Tax liability of the Company, the Subsidiaries or of any Affiliated Group for any taxable period during which Company or any of its Subsidiaries was a member of the group either (A) claimed or raised by any authority in writing or (B) as to which any Seller, directors or officers (and employees responsible for Tax matters) of any of Seller and its Subsidiaries has knowledge.

(c)                                  Neither Company nor any of its Subsidiaries has any liability for the Taxes of any Person other than the Company and its Subsidiaries (A) under Reg. §1.1502-6 (or any similar provision of state, local, or non-U.S. law), (B) as a transferee or successor, (C) by contract, or (D) otherwise.

(d)                                 Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.

(e)                                  Neither the Company nor any of its Subsidiaries is a party to any income Tax allocation or sharing agreement.

5.10                           Compliance with Law.  To the Company’s knowledge, the Company and its Subsidiaries are and at all times have been in compliance with all applicable to federal, state, local, municipal, foreign or other law, order, ordinance, regulation or statute (“Requirements of Law”), including Environmental Laws (as defined below), in each case except where such failure to comply could not reasonably be expected to have a Material Adverse Effect.  The Company has not received notice of any violation of any Requirement of Law (including Environmental Laws), and the Company is not in default with respect to any order, writ, judgment, award, injunction or decree of any federal, state or local court, governmental or regulatory authority, or arbitrator or mediator, domestic or foreign, applicable to the Company or its Subsidiaries, in each case except where such matter could not reasonably be expected to have a Material Adverse Effect.  To the Company’s knowledge, the Company is not under investigation by any governmental or regulatory authority with respect to any violation or potential violation of any Requirement of Law (including Environmental Laws) in each case except where such violation could not reasonably be expected to have a Material Adverse Effect.  No Hazardous Substances (as defined below) are, or have been, stored, disposed, released or discharged (including groundwater contamination and air pollution) by the Company in violation of any Environmental Laws, in each case except where such violation could not reasonably be expected to have a Material Adverse Effect.

The term “Hazardous Substance” shall mean and include all hazardous and toxic substances, waste or materials, and any pollutant or contaminant, including, without limitation, urea formaldehyde, PCBs, radon gas, asbestos, asbestos containing material, petroleum products, radioactive substance, corrosive, ignitable or flammable chemical compound and all other materials, whether solid, liquid or gas, that are included under or regulated by any Environmental Law.

The term “Environmental Law” shall mean and include all federal, state and local statutes, ordinances, regulations and rules presently in force or hereafter enacted (up to and including the Closing Date) relating to environmental quality, contamination, and clean up of Hazardous Substances, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. 6090 et seq., as amended by the Superfund Amendments and Reauthorization Act of 1986; the Resource Conservation and Recovery Act of 1976, 42 U.S.C. 6091 et seq., as amended by the Hazardous and Solid Waste Amendments of 1984; and all state super lien and environmental clean up statutes and all rules and regulations promulgated under said statutes, as amended.

5.11                           Employee Benefits. The Company and each of its Subsidiaries is in compliance and will continue to be in compliance through the Closing Date, with the applicable provisions of the ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), and all other statutes, orders or governmental rules and regulations with respect to all “employee benefit plans” (as defined in Section 3(3) of ERISA), in each case except where such failure to comply could not reasonably be expected to have a Material Adverse Effect.  Furthermore, all group health plans of the Company (including any plans of Affiliates of the Company which must be taken into account under Section 4980(e) of the Code) have been and will continue to be in compliance through the Closing Date and will be operated in compliance with the group health plan continuation coverage requirements of Code Section 4980B and state law to the extent such requirements are applicable, in each case except where such failure to comply could not reasonably be expected to have a Material Adverse Effect.  To the Company’s knowledge, all contributions (including all employer contributions and employee salary reduction contributions) or premiums which are due have been paid to each such employee benefit plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B (the “COBRA requirements”) have been met with respect to each employee benefit plan that is subject to those requirements, in each case except where such failure to meet such requirements could not reasonably be expected to have a Material Adverse Effect.

5.12                           Labor Agreements and Actions.  The Company and its Subsidiaries are not party to any written or oral, express or implied, Contract, commitment or arrangement with any labor union, and to the Company’s knowledge no labor union has requested or sought to represent any of the employees, representatives or agents of the Company (except where such efforts have failed).

5.13                           Real Property.  Neither the Company, nor its Subsidiaries, own any real property.

5.14                           No Indebtedness.  Neither the Company, nor its Subsidiaries, have any Indebtedness.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER AND HOLDER

As an inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller that as of the date hereof and as of the Closing Date:

6.1                                 Organization and Power.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Buyer has all requisite corporate power and authority to execute and deliver this Agreement, the Security Agreement and the Services Agreement and to perform its obligations hereunder and thereunder.

6.2                                 Authorization.  The execution, delivery and performance by Buyer of this Agreement and all of the other agreements and instruments contemplated hereby to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Buyer, and no other corporate act or proceeding on the part of Buyer or its boards of directors or stockholders is necessary to authorize the execution, delivery or performance of this Agreement and all of the other agreements and instruments contemplated hereby to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms (except as enforceability may be limited by laws relating to bankruptcy, insolvency, winding-up or other similar laws affecting the enforcement of creditors’ rights and by general principles of equity) and each of the other agreements and instruments contemplated hereby to which Buyer is to be a party, including the Security Agreement and the Services Agreement, when executed and delivered by Buyer, in accordance with the terms hereof, shall each constitute a valid and binding obligation of Buyer, enforceable with its respective terms (except as enforceability may be limited by laws relating to bankruptcy, insolvency, winding-up or other similar laws affecting the enforcement of creditors’ rights and by general principles of equity).

6.3                                 No Violation.  Buyer is not subject to nor obligated under its articles of incorporation or by-laws, or any applicable law, rule or regulation of any governmental authority, or any agreement, instrument, license or permit, or subject to any order, writ, injunction or decree, which would be breached or violated by its execution, delivery or performance of this Agreement, the Security Agreement and the Services Agreement or the consummation of the transactions contemplated hereby and thereby.

6.4                                 Governmental Authorities and Consents.  No permit, consent, approval or authorization of, or declaration to or filing with, any governmental or regulatory authority or any other Person is required in connection with the execution, delivery or performance of this Agreement, the Security Agreement and the Services Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby and thereby, in each case where the failure to obtain the same could reasonably be expected to have a Material Adverse Effect.

6.5                                 Litigation.  There are no actions, suits, proceedings, orders or investigations pending or, to Buyer’s knowledge, threatened against or affecting Buyer, at law or in equity, or before or by any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, in each case which prohibit (or seek to prohibit) the consummation of the transactions contemplated by this Agreement, the Security Agreement or the Services Agreement.

6.6                                 Brokerage.  There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer for which Seller would be liable.

6.7                                 Financial Capability.  Buyer has the financial wherewithal, either in the form of cash on hand or committed financing, to fund the Cash Purchase Price at Closing and to thereafter satisfy the liabilities and obligations of the Company and its Subsidiaries.

6.8                                 Investment.  Buyer is acquiring the Shares for investment purposes only and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.  Buyer is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.  Buyer understands that the Shares have not been registered under the Securities Act or any state’s securities laws and are “restricted securities” under applicable federal and state securities laws and that, pursuant to these laws, Buyer must hold the Shares indefinitely unless they are registered with the Securities and Exchange

Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

6.9                                 No other Representations.  As-Is Nature of Transaction.  The Buyer understands, acknowledges and agrees that, except as expressly set forth in Article V, Seller is not making, and shall not be deemed to make, any representation, warranty or guaranty regarding the Shares, the Company or its Subsidiaries, or their respective business, assets, liabilities or prospects.  Buyer hereby waives any and all other representations and warranties with respect to such matters, whether implied under applicable law or otherwise.  Except for the representations and warranties expressly set forth in Article V (and the limited rights of indemnification with respect thereto expressly set forth in Section 8.2), the Buyer is acquiring the Shares on an as-is, where-is basis, and is assuming all risks and uncertainties with respect to the Shares, the Company and its Subsidiaries and their respective business, assets, liabilities and prospects.  The Buyer acknowledges and agrees that (i) it is a sophisticated Person that has special and extensive experience in the industry of the Company and its Subsidiaries, (ii) it is able to protect its own interests in connection with the transactions contemplated by this Agreement, the Security Agreement and the Services Agreement, and (iii) it has conducted such due diligence regarding the Company and its Subsidiaries, and their respective business, assets, liabilities and prospects as the Buyer deems appropriate (and it is satisfied with the results of such diligence).

ARTICLE VII

TERMINATION

7.1                                 Termination.  This Agreement may be terminated at any time prior to the Closing only as follows:

(a)                                  by the mutual written consent of Buyer and Seller;

(b)                                 by Buyer if there has been a material misrepresentation or a material breach of warranty or a material breach of a covenant by Seller in the representations and warranties or covenants set forth in this Agreement or the Schedules attached hereto, which in the case of any material misrepresentation or material breach of warranty or covenant has not been cured or waived in writing within fifteen (15) days after written notification thereof by Buyer to Seller.  For the avoidance of doubt, the parties agree that disclosure after the date of this Agreement of an exception to a representation shall not be deemed to cure a misrepresentation;

(c)                                  by Seller if there has been a material misrepresentation or a material breach of warranty or a material breach of a covenant by Buyer in the representations and warranties or covenants set forth in this Agreement or the Schedules hereto, which in the case of any material misrepresentation or material breach of warranty or covenant has not been cured or waived in writing within fifteen (15) days after written notification thereof by Seller to Buyer.  For the avoidance of doubt, the parties agree that disclosure after the date of this Agreement of an exception to a representation shall not be deemed to cure a misrepresentation; or

(d)                                 by either Buyer or Seller if the transactions contemplated hereby have not been consummated by March 31, 2009;

provided that the party electing termination pursuant to clause (b), (c) or (d) of this Section 7.1 is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.  In the event of termination by Buyer or Seller pursuant to this Section 7.1, written notice thereof (describing in reasonable detail the basis therefor) shall forthwith be delivered to the other parties.

7.2                                 Effect of Termination.  In the event of termination of this Agreement by Buyer or Seller as provided above, this Agreement shall forthwith terminate and have no further force and effect, except that (a) the covenants and agreements set forth in this Section 7.2 and Section 8.5 (Expenses) and Article IX (Miscellaneous) shall survive such termination indefinitely and (b) nothing in Section 7.1 or this Section 7.2 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to seek damages with respect to such breach.

ARTICLE VIII

ADDITIONAL AGREEMENTS; COVENANTS AFTER CLOSING

8.1                                 Survival of Representations and Warranties.  The representations and warranties in this Agreement shall survive the Closing as follows: (a) the representations and warranties contained in Sections 5.1 (Corporate Organization), 5.2 (Capital Stock and Related Matters; Title to Shares), 5.3(a) (Authorization; Noncontravention), 5.4 (Subsidiaries), 5.9 (Taxes), 6.1 (Organization and Power), 6.2 (Authority), 6.8 (Investment) and 6.9 (No other Representations. As-Is Nature of Transaction) shall each survive until the fifth anniversary of the Closing Date; and (b) all other representations and warranties contained in Article V and Article VI shall each survive until the 18 month anniversary of the Closing Date; provided that any representation or warranty in respect of which indemnity may be sought under Section 8.2 below, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 8.1 if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time (regardless of when the Losses in respect thereof may actually be incurred).

8.2                                 Indemnification.

(a)                                  Indemnification by Seller.  Seller agrees to and shall indemnify the Buyer Parties and save and hold each of them harmless against and pay on behalf of or reimburse such Buyer Parties for any Losses which any such Buyer Party suffers or sustains as a result of (i) any breach by Seller of any representation, warranty, covenant or agreement made by Seller in this Agreement, or (ii) without duplication of amounts addressed under Section 2.3, any Covered Special Liabilities (including Losses imposed against any Buyer Party by a court or arbitrator in any Existing Litigation).

(b)                                 Indemnification by Buyer.  Buyer agrees to and shall indemnify Seller and its Affiliates, employees, agents, partners, representatives, successors and permitted assigns (“Seller Group Members”) and hold them harmless against any Losses which any such Seller Group Member suffers or sustains as a result of (i) the breach by Buyer of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or (ii) any liability or obligation of the Company or its Subsidiaries other than the Covered Liabilities (including any such liabilities or obligations under the Services Agreement); provided, that, with respect to Split-Cost Losses, the Buyer shall only be required to indemnify Seller Group Members for fifty percent (50%) of such Split-Cost Losses.

(c)                                  Manner of Payment.  Any indemnification of the Seller Group Members pursuant to this Section 8.2 shall be effected by wire transfer of immediately available funds from Buyer to an account designated by the applicable Seller Group Member, as the case may be, within ten (10) days after the determination thereof. Any such indemnification payments shall include interest at the Applicable Rate calculated on the basis of the actual number of days elapsed over 360, from the date any such Loss is suffered or sustained to the date of payment.  In addition, the aggregate cumulative amount for claims arising under Section 8.2(b)(i) relating to a breach of a representation or warranty shall not exceed one million dollars ($1,000,000), and the Seller Group Members shall have no right to recover any amounts in excess of such amount in any respect).  Notwithstanding the foregoing, a breach of Sections 6.1 (Organization and Power), 6.2 (Authority), 6.8 (Investment) or 6.9 (No other Representations. As-Is Nature of Transaction) shall not be subject to the foregoing $1,000,000 limitation.  Any indemnification of the Buyer Parties pursuant to this Section 8.2 shall be made solely as provided in Section 8.2(g).

(d)                                 Defense of Third-Party Claims.  Any Person making a claim for indemnification under this Section 8.2 (an “Indemnitee”) shall notify the indemnifying party (an “Indemnitor”) of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable) and the basis thereof; provided, that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that (and only to the extent that) the Indemnitor has been materially prejudiced thereby.  Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing a nationally recognized and reputable counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided, that, prior to the Indemnitor assuming control of such defense it shall first (i) verify to the Indemnitee in writing that such Indemnitor shall be fully responsible (with no reservation of any rights) for all liabilities and obligations relating to such claim for indemnification and that (without regard to any dollar or source limitations otherwise set forth herein) it shall provide full indemnification (whether or not otherwise required hereunder) to the Indemnitee with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder and (ii) enter into an agreement with the Indemnitee in form and substance satisfactory to the Indemnitee which agreement unconditionally guarantees the payment and performance of any liability or obligation which may arise with respect to such action, lawsuit, proceeding, investigation or facts giving rise to such claim for indemnification hereunder; and provided, further, that:

(i)                                     the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided, that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor, and except that the Indemnitor shall pay all of the fees and expenses of such separate counsel if the Indemnitee has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Indemnitee);

(ii)                                  the Indemnitor shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee) and shall pay the fees and expenses of counsel retained by the Indemnitee if (1) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (2) the claim seeks an injunction or equitable relief against the Indemnitee; (3) the Indemnitee has been advised by counsel of a conflict of interest between the Indemnitor and the Indemnitee; or (4) upon petition by the Indemnitee, the appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim;

(iii)                               if the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim, without prejudice; and

(iv)                              notwithstanding anything to the contrary in this Agreement, Seller shall control the defense and/or settlement of all Covered Special Liabilities (including the Existing Litigation), in whatever manner and to whatever extent Seller sees fit (including by whatever counsel it wishes), without any obligation to consult with, inform or obtain any consent of any Buyer Party with respect to any matter involving such Covered Special Liabilities; provided, that if any such settlement involves an injunction or other prohibition that limits or affects how the Buyer may operate the business of the Company and its Subsidiaries in the future, such settlement shall also require the consent of Buyer, which consent shall not be unreasonably withheld.

(e)                                  Direct Claims.  Notwithstanding anything herein to the contrary, any claim by an Indemnitee for indemnification not involving a third party claim may be asserted by giving the Indemnitor written notice thereof.  If the Indemnitor does not notify the Indemnitee within thirty (30) calendar days following its receipt of such notice that the Indemnitor disputes its liability to the Indemnitee, such claim specified by the Indemnitee in such notice shall be conclusively deemed an obligation of the Indemnitor hereunder, and the Indemnitor will pay the amount of such Losses to the Indemnitee on demand (subject in all respects to Section 8.2(g)).  Any disputes with respect to any claim under this Section 8.2(e) shall be resolved by arbitration in the manner provided in Section 9.11 below.

(f)            Effect of Investigation.  Notwithstanding anything herein to the contrary, no investigation or knowledge of any party, whenever undertaken or however obtained, shall limit such party’s right to indemnification hereunder in any manner.

(g)           Recovery from Services Agreement; Limits on Recovery.  For so long as Buyer Parties or their Affiliates have any outstanding obligation owed to Seller, Buyer Parties shall first offset Seller’s liability under Section 8.2(a) or Section 8.8, in each case by reducing any amounts due and owing to Seller by Buyer Parties or their Affiliates, including, without limitation, amounts payable to Seller under the Services Agreement.  In the event that Buyer Parties and their Affiliates have no payables or debt obligations owed to Seller or the liability owed to Buyer Parties under this Section 8.2 exceeds the amount Buyer Parties and their Affiliates then owe to Seller, any indemnification of the Buyer Parties pursuant to this Sections 8.2 or 8.8 shall be effected by wire transfer of immediately available funds from Seller to an account designated by the applicable Buyer Party, as the case may be, within ten (10) days after the determination thereof.  Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict any of the Buyer Parties’ right to maintain or recover any amounts in connection with any action or claim based upon fraud.  In addition, the aggregate cumulative amount for claims arising under Section 8.2(a)(i) relating to a breach of a representation or warranty (including by reducing any amounts due and owing to Seller by Buyer Parties or their Affiliates) shall not exceed one million dollars ($1,000,000), and the Buyer Parties shall have no right to recover any amounts in excess of such amount in any respect.  Notwithstanding the foregoing, a breach of Sections 5.1 (Corporate Organization), 5.2 (Capital Stock and Related Matters; Title to Shares), 5.3(a) (Authorization; Noncontravention), 5.4 (Subsidiaries) or 5.9 (Taxes) shall not be subject to the foregoing $1,000,000 limitation.  Any indemnification payments pursuant to this provision shall include interest at the Applicable Rate calculated on the basis of the actual number of days elapsed over 360, from the date any such Loss is suffered or sustained to the date of payment.  For the avoidance of doubt, the parties agree that indemnification for Covered Special Liabilities under Section 8.2(a)(ii) is not subject to the foregoing $1,000,000 limitation.

(h)           Sole and Exclusive Remedy.  From and after the Closing, and except as expressly provided in Section 2.3, the indemnification provided in this Section 8.2 shall be the sole and exclusive remedy available to any party for all monetary claims relating to this Agreement against the Seller or its Affiliates (including the Company and its Subsidiaries prior to a Closing) or against the Buyer or its Affiliates (including the Company and its Subsidiaries after a Closing), in each case other than for fraud.

(i)            Certain Adjustments.  With respect to any claim for indemnification under this Section 8.2, the parties shall make appropriate adjustments for tax benefits actually realized and insurance coverage actually received.  In the event that any such tax benefit or insurance proceeds are realized subsequent to the receipt by the indemnified party of an indemnification payment hereunder (including by offset against amounts payable by Buyer under the Services Agreement) in respect of such claim to which such tax benefit or insurance proceeds relate, appropriate refunds shall be made promptly regarding the amount of such indemnification payment.

8.3           Mutual Assistance.  Buyer and the Seller Parties agree that they will mutually cooperate in the expeditious filing of all notices, reports and other filings with any federal, state,

local or foreign governmental authority required to be submitted jointly by such Persons in connection with the execution and delivery of this Agreement and/or the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby.

8.4           Press Release and Announcements.  Unless required by law (in which case each of the Buyer and Seller agree to use reasonable efforts to consult with the other party prior to any such disclosure as to the form and content of such disclosure), after the date hereof and through and including the Closing Date, no press releases, announcements to the employees, customers or suppliers of the Company or any of its Subsidiaries or other releases of information related to this Agreement or the transactions contemplated hereby will be issued or released without the consent of Buyer and Seller; provided, that (i) the Seller may issue a press release announcing this transaction following the execution of this Agreement in substantially the form previously provided by Seller (the “Initial Release”), and may thereafter discuss and distribute the contents of such Initial Release and other information about the transactions contemplated herein as it deems reasonably necessary in the course of its business, and (ii) following the issuance of the Initial Release the Buyer may issue its own press release announcing this transaction, in form agreed by the Buyer and the Seller, acting reasonably, and may thereafter discuss and distribute the contents of such press release and other information about the transactions contemplated herein reasonably necessary in the course of their relations with shareholders, employees, customers and suppliers.  After the Closing, either party may issue any such releases of information without the consent of any other party hereto.

8.5           Expenses.  Except as otherwise provided herein, Seller and Buyer shall pay all of their own and all of their Affiliates’ fees, costs and expenses (including fees, costs and expenses of legal counsel, accountants, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.

8.6           Specific Performance.  Each party acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached.  Accordingly, each party agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

8.7           Further Assurances.  In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as any other party hereto reasonably may request.  Seller Parties acknowledge and agree that, from and after the Closing, Buyer will be entitled to possession of, and Seller Parties shall deliver to Buyer, all documents, books, records (including Tax records), agreements and financial data of any sort relating to the Company and its Subsidiaries.

8.8           Tax Matters.  The following provisions shall govern the allocation of responsibility as between Buyer and the Seller for certain tax matters following the Closing Date:

(a)           Tax Indemnification.  The Seller shall indemnify the Company, its Subsidiaries, and Buyer Parties and hold them harmless from and against (without duplication), any loss, claim, liability, expense, or other damage attributable to (i) all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation and (iii) any and all Taxes of any person (other than Company and its Subsidiaries) imposed on Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing.

(b)           Tax Periods Ending on or Before the Closing Date.  Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries for all periods ending on or prior to the Closing Date which are filed after the Closing Date including but not limited to income Tax returns for the Affiliated Group of which Seller, Company and its Subsidiaries are Members.  All such Tax Returns shall be prepared in accordance with past practice to the extent allowable by law insofar as they relate to the Company (subject to effects thereon from the transactions contemplated by this Agreement, including adjustments to the basis of assets in connection with worthless stock deductions).  Seller shall provide Buyer with at least 15 days to review and comment on any such income Tax Returns prepared by Seller (which in the case of consolidated returns shall only apply to the pro-forma portion thereof that relates to the Company and its Subsidiaries) and shall discuss any disagreements with Buyer in good faith.  If Seller then files the income Tax Return without accepting one or more comments from Buyer, Buyer shall have up to 30 days after it becomes aware of such filing to submit a formal objection and request for arbitration under Section 9.11 below (in which case the arbitration shall address only the disputed income Tax position and whether such position violates this Agreement, as neither the Seller nor the arbitrator shall have the right to dictate any revision or amendment to any Tax Return).  The Seller shall be responsible for all Taxes due and payable for periods ending on or prior to the Closing Date and shall receive all refunds (including interest and, for the avoidance of doubt, refunds resulting from or related to worthless stock deductions that apply in connection with the transactions contemplated by this Agreement) due for these periods (and Buyer shall not apply such refunds to offset amounts for any other period).  Buyer shall execute any such tax returns on behalf of the Company or its Subsidiaries if requested by Seller.

(c)           Tax Periods Beginning Before and Ending After the Closing Date.  Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company and its Subsidiaries for Tax periods which begin before the Closing Date and end after the Closing Date (“Straddle Tax Returns”).  Buyer shall provide Seller at least 15 days to review and comment on each such Tax Return prior to filing.  Buyer shall consider any such comments from

Seller and shall discuss any disagreements with Seller in good faith.  If Buyer then files the Tax Return without accepting one or more comments from Seller, Seller shall have up to 30 days after it becomes aware of such filing to submit a formal objection and request for arbitration under Section 9.11 below (in which case the arbitration shall address only the disputed Tax position and whether such position violates this Agreement, as neither the Seller nor the arbitrator shall have the right to dictate any revision or amendment to any Tax Return).  Any portion of any Tax which must be paid in connection with the filing of a Straddle Tax Return, to the extent attributable to the portion of the period ending on or before the Closing Date, shall be referred to herein as “Pre-Closing Straddle Taxes.”  The Seller shall pay to Buyer (or to the applicable Taxing authority) an amount equal to the Pre-Closing Straddle Taxes due with any Straddle Tax Returns at least ten (10) days before Buyer is required to cause to be paid the related Tax liability (unless Seller pays the Tax liability, in which case Buyer shall reimburse Seller for Buyer’s applicable portion promptly upon request by Seller).  Pre-Closing Straddle Taxes shall be calculated as though the taxable year of the Company terminated as of the close of business on the Closing Date; provided, however, that in the case of a tax not based on income, receipts, proceeds, profits or similar items, Pre-Closing Straddle Taxes shall be equal to the amount of tax for the taxable period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the taxable period through the Closing Date and the denominator of which shall be the number of days in the taxable period.  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.  Seller shall receive all refunds (including interest) due for the periods prior to Closing (and Buyer shall not apply such refunds to offset amounts for any other period).  Further, Buyer shall not take any Tax position (or amend and prior filings) after Closing (including for periods that are solely with respect to post-Closing periods) that would have the effect of increasing the Tax payable by Seller with respect to any period prior to Closing, or that Seller reasonably believes is otherwise contrary to the interests of Seller or that would require Seller to amend any of its own prior Tax Returns.

(d)           Cooperation on Tax Matters.  The parties shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 8.8 and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include signing any Tax Return, amended Tax Returns, claims or other documents necessary to settle any Tax controversy, the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer and Seller further agree, upon request, to provide the other party with all information that either Party may be required to report pursuant to Code §6043 and all Treasury Regulations promulgated thereunder.  The Seller shall control (and have the right to settle and resolve) all tax audits occurring after Closing with respect to the Company and its Subsidiaries, in each case to the extent the periods under audit are periods ending on or prior to Closing.  Seller shall not settle any audit of a Seller Tax Return to the extent that such return relates to Company and its Subsidiaries in a manner that would adversely affect Company and its Subsidiaries after the Closing Date without the prior written consent of Buyer, which consent shall not be unreasonably withheld.  Buyer shall control (and have the right to settle and resolve) all Tax audits of the Company and its subsidiaries of Straddle Tax Returns or periods that would have been covered by a Straddle Tax Return if filed; provided, that Buyer shall not take any Tax position in any audit, or settle any matter in an audit, that would have the effect of increasing the Tax payable by Seller with respect to any period prior to Closing, or that Seller reasonably believes is otherwise contrary to the interests of Seller or that would require Seller to amend any of its own prior Tax Returns, in each case without the prior written consent of Seller, which consent shall not be unreasonably withheld.  Buyer shall keep Seller fully informed regarding any such audits and shall permit Seller reasonable review, and shall consult in good faith with Seller regarding and permit Seller to dispute audit positions and adjustments (with the right to arbitrate the same if Seller believes the position or adjustment violates this Agreement), any such audit matters.

(e)           Certain Taxes and Fees.  All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by Buyer when due, and Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.

(f)            Source of Payments.  In any case where any Seller Party is required to pay any amount under this Section 8.8, such amounts shall be paid (and Buyer Parties shall have recourse) only by reducing amounts payable to Seller under the Services Agreement pursuant to Section 8.2(g) above.

8.9           Satisfaction of Obligations and Liabilities.  From and after Closing Buyer shall perform and satisfy all obligations and liabilities of the Company and its Subsidiaries (including under all operating and capital leases), of whatever nature and whenever arising.  The foregoing shall not limit (i) the Buyer’s right to indemnification under Section 8.2(a)(ii) with respect to Covered Special Liabilities, or (ii) the Seller’s right to indemnification under Section 8.2(b)(ii) with respect to all other liabilities.

ARTICLE IX
MISCELLANEOUS

9.1           Amendment and Waiver.  This Agreement may be amended only by a writing executed by all parties hereto.  Any provision of this Agreement may be waived (i) in the case of a waiver by any Seller Party, only if such waiver is set forth in a writing executed by Seller, and (ii) in the case of a waiver by Buyer, only if such waiver is set forth in a writing executed by Buyer. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

9.2           Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered or sent by telecopy (with hard copy to follow), (ii) one business day following the day when deposited with a reputable and established overnight express courier (charges prepaid), or (iii) five days following mailing by certified or registered mail, postage prepaid and return receipt requested.  Unless another address is specified in writing, notices, demands and communications to any Seller Party and Buyer shall be sent to the addresses indicated below:

Notices to any Buyer Party:

Premier Salons Beauty Inc.

[                    ]

Attention: Brian Luborsky

Telephone:

Telecopy:

with a copy to (which shall not constitute notice to any Buyer Party):

Briggs and Morgan, P.A.

2200 IDS Center

80 South 8th Street

Minneapolis, MN 55402

Attention: Avron Gordon

Telephone: (612) 977-8455

Telecopy: (612) 977-8650

Notices to Seller:

Regis Corporation

7201 Metro Boulevard

Minneapolis, MN  55439

Attention: Paul D. Finkelstein

Telephone: (952) 947-7777

Telecopy: (952) 947-7901

with a copy to (which shall not constitute notice to Seller):

Regis Corporation

7201 Metro Boulevard

Minneapolis, MN  55439

Attention: Eric A. Bakken

Telephone: (952) 918-4755

Telecopy: (952) 918-4770

9.3           Successors and Assigns.  This Agreement and all of the covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the parties hereto, shall bind and inure to the benefit of the respective heirs, successors and assigns of the parties hereto whether so expressed or not; provided, that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by any party without the prior written consent of the other parties.

9.4           Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be  ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

9.5           Interpretation.  The headings and captions used in this Agreement, in any Schedule or Exhibit hereto, in the table of contents or in any index hereto are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement or any Schedule or Exhibit hereto, and all provisions of this Agreement and the Schedules and Exhibits hereto shall be enforced and construed as if no caption or heading had been used herein or therein.  Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement.  Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form.  The use of the word “including” (or definitions thereof) herein shall mean “including without limitation” and, unless the context otherwise required, “neither,” “nor,” “any,” “either” and “or” shall not be exclusive.  The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance.  If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

9.6           No Third-Party Beneficiaries.  Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third parties specifically including employees and creditors of the Company and its Subsidiaries.

9.7           Complete Agreement.  This Agreement and the agreements and documents referred to herein contain the entire agreement and understanding among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings whether written or oral, relating to such subject matter in any way.

9.8           Counterparts.  This Agreement may be executed in one or more counterparts (including by means of telecopied or electronically transmitted signature pages), all of which taken together shall constitute one and the same instrument.

9.9           Delivery by Facsimile.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

9.10         Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal law of the State of Minnesota without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Minnesota or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Minnesota.

9.11         Arbitration ..  All disputes between the parties relating to (i) this Agreement; (ii) the transaction contemplated thereby; or (iii) negotiations leading up to execution of this Agreement shall be resolved by arbitration in Minneapolis, Minnesota, pursuant to the rules of the American Arbitration Association then in effect.  The arbitrators shall have the power to award costs, including reasonable attorneys’ fees, as they deem appropriate.

9.12         Name of Subsidiaries.  Within 15 days of the Closing, Buyer shall cause any Subsidiary of the Company that includes the word “Regis” in its name to change their name to a name that does not include the word “Regis” and shall cease use of the Regis name.

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement on the date first written above.

REGIS CORPORATION

By:	/s/ Paul D. Finkelstein
Name:	Paul D. Finkelstein
Title:	Chairman of the Board of Directors,
President and Chief Executive Officer

TRADE SECRET, INC.

By:	/s/ Paul D. Finkelstein
Name:	Paul D. Finkelstein
Title:	Chairman of the Board of Directors,
President and Chief Executive Officer

PREMIER SALONS BEAUTY INC.

By:	/s/ Brian Luborsky
Name:	Brian Luborsky
Title:	President and Chief Executive Officer